UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Live Oak Mobility Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
538126202**
(CUSIP Number)

October 1, 2021***
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Reflects the CUSIP number for the Issuer’s Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant (the “Units”).

*** The Reporting Persons previously filed an original Schedule 13G in respect of the Issuer’s Class A Common Stock, par value $0.0001 per share on March 12, 2021 (the “Original Schedule 13G”). On October 1, 2021, Corbin Capital Partners GP, LLC replaced Corbin Capital Partners Group, LLC as the general partner of each of Corbin ERISA Opportunity Fund, Ltd. and Corbin Opportunity Fund, L.P. This Amendment No. 1 to the Original Schedule 13G is being filed to reflect the fact that, as of October 1, 2021, Corbin Capital Partners Group, LLC ceased to be a reporting person, with Corbin Capital Partners GP, LLC becoming a reporting person as of that date.

CUSIP No. 538126202	13G

1	NAMES OF REPORTING PERSONS
ACM Alamosa (Cayman) Holdco LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
725,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
725,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
725,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 538126202	13G

1	NAMES OF REPORTING PERSONS
Atalaya Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
725,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
725,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
725,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 538126202	13G

1	NAMES OF REPORTING PERSONS
Pinehurst Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 538126202	13G

1	NAMES OF REPORTING PERSONS
Corbin ERISA Opportunity Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
594,500

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
594,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
594,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 538126202	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
855,500

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
855,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
855,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 538126202	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 538126202	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
855,500

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
855,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
855,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 538126202	13G

1	NAMES OF REPORTING PERSONS
Corbin Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
261,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
261,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
261,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Explanatory Note

The Reporting Persons previously filed an original Schedule 13G in respect of the Issuer’s Class A Common Stock, par value $0.0001 per share on March 12, 2021 (the “Original Schedule 13G”). On October 1, 2021, Corbin Capital Partners GP, LLC replaced Corbin Capital Partners Group, LLC as the general partner of each of Corbin ERISA Opportunity Fund, Ltd. and Corbin Opportunity Fund, L.P. This Amendment No. 1 to the Original Schedule 13G is being filed to reflect the fact that, as of October 1, 2021, Corbin Capital Partners Group, LLC ceased to be a reporting person, with Corbin Capital Partners GP, LLC becoming a reporting person as of that date.

Item 1.(a) Name of Issuer

Live Oak Mobility Acquisition Corp.

Item 1.(b) Address of Issuer’s Principal Executive Offices

4921 William Arnold Road, Memphis, TN 38117

Item 2.(a) Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	ACM Alamosa (Cayman) Holdco LP (“Alamosa”);
(ii)	Atalaya Capital Management LP (“ACM”);
(iii)	Pinehurst Partners, L.P. (“Pinehurst”);
(iv)	Corbin ERISA Opportunity Fund, Ltd. (“CEOF”);
(v)	Corbin Capital Partners GP, LLC (“Corbin GP”);
(vi)	Corbin Capital Partners Group, LLC (“CCPG”);
(vii)	Corbin Capital Partners, L.P. (“CCP”); and
(viii)	Corbin Opportunity Fund, L.P. (“COF”).

Item 2.(b) Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of Alamosa and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, Corbin GP, CCPG, CCP, and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2.(c) Citizenship

Alamosa is a Cayman Islands limited partnership. Each of ACM, Pinehurst, CCP and COF is a Delaware limited partnership. CEOF is a Cayman Islands exempted company. Each of Corbin GP and CCPG is a Delaware limited liability company.
Item 2.(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (the “Shares”).

Item 2.(e) CUSIP Number

538126202

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, Alamosa may be deemed the beneficial owner of 725,000 Shares underlying Units. ACM may be deemed the beneficial owner of 725,000 Shares underlying Units, which amount includes the 725,000 Shares underlying Units beneficially owned by Alamosa. Each of Corbin GP and CCP may be deemed the beneficial owner of 855,500 Shares underlying Units, which amount includes (i) the 594,500 Shares underlying Units beneficially owned by CEOF, and (ii) the 261,000 Shares underlying Units beneficially owned by COF. As of October 1, 2021, CCPG ceased to beneficially own any Shares.

Item 4(b). Percent of Class:

As of the date hereof, Alamosa may be deemed the beneficial owner of approximately 2.9% of Shares outstanding.  ACM may be deemed the beneficial owner of approximately 2.9% of Shares outstanding, which amount includes the 2.9% of Shares outstanding beneficially owned by Alamosa. Each of Corbin GP and CCP may be deemed the beneficial owner of approximately 3.4% of Shares outstanding, which amount includes (i) the 1.4% of Shares outstanding beneficially owned by CEOF, and (ii) the 1.0% of Shares outstanding beneficially owned by COF. (These percentages are based on 25,300,000 Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.)

Item 4(c). Number of shares as to which such person has:

Alamosa:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 725,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 725,000

ACM:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 725,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 725,000

Pinehurst:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

CEOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 594,500
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 594,500

Corbin GP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 855,500
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 855,500

CCPG:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

CCP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 855,500
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 855,500

COF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 261,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 261,000

The Shares are directly held by Alamosa, CEOF and COF (the Direct Holders). As Alamosa’s investment manager, ACM has the power to vote and direct the disposition of all Shares held by Alamosa. As the investment manager for CEOF and COF, CCP has the power to vote and direct the disposition of all Shares held by CEOF and COF. This report shall not be deemed an admission that ACM, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.  Ownership of Five Percent or Less of a Class

As of October 1, 2021, CCPG ceased to beneficially own any Shares and this Amendment No. 1 serves as an exit filing for CCPG.  This Amendment No. 1 also serves as an exit filing for Pinehurst which, as of the date of this filing, no longer beneficially owns any Shares.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group

Alamosa, ACM, CEOF, Corbin GP, CCP, and COF may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 1,580,500 Shares. CEOF, Corbin GP and CCP disclaim beneficial ownership over the Shares held directly by Alamosa.  Alamosa and ACM disclaim beneficial ownership over the Shares held directly by CEOF and COF.

Item 9.  Notice of Dissolution of Group

As of October 1, 2021, CCPG ceased to beneficially own any Shares and, as of that date, ceased to be a member of a group with the other Reporting Persons with respect to the Issuer’s Shares.  In addition, Pinehurst no longer beneficially owns any Shares, and has ceased to be a member of a group with the other Reporting Persons with respect to the Issuer’s Shares.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2021

ACM Alamosa (Cayman) Holdco LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Atalaya Capital Management LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Pinehurst Partners, L.P.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin ERISA Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners Group, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory
Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

JOINT FILING AGREEMENT

The undersigned hereby agree that this Amendment No. 1 to the statement on Schedule 13G with respect to shares of Class A Common Stock, par value $0.0001 of Live Oak Mobility Acquisition Corp.  is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  December 14, 2021

ACM Alamosa (Cayman) Holdco LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Atalaya Capital Management LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Pinehurst Partners, L.P.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin ERISA Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners Group, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory
Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel